UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of July 2004

FIAT S.p.A.

Via Nizza 250
Torino, Italy 10126

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

SECOND QUARTER 2004 RESULTS

SIGNATURES

SECOND QUARTER 2004 RESULTS

The Board of Directors of Fiat S.p.A. met today in Turin under the chairmanship of Luca Cordero di Montezemolo to review the Group's consolidated results for the second quarter and first half of 2004.

In the second quarter, Fiat posted higher revenues and operating income of 18 million euros. Fiat's net financial position improved slightly compared with March 31, 2004, and liquidity increased by 1.3 billion euros.

Note: 2004 consolidated figures should be compared with the 2003 amounts attributable to the Group's continuing operations, since the divestitures completed last year produced material changes in the Group's scope. Accordingly, all comments provided below are based on comparisons between these two sets of data.

The Group

The second quarter of 2004 marked the Group's return to operating profitability. Operating income totaled 18 million euros, a gain of 118 million euros over the same period last year. All Sectors, with the exception of automobile operations, contributed to this improvement, reporting better operating and financial performances than in the second quarter of 2003 or the first three months of this year.

The Group's net revenues grew to 12.3 billion euros, an increase of 698 million euros (+6%). The Sectors that provided the greatest contribution to this increase include CNH (+10%), Iveco (+11%), Ferrari (+17%) and Teksid (+11%). Fiat Auto's revenues were up by 2.6%.

Operating income grew to 18 million euros, a gain of 118 million euros. Profitability improvements at CNH, Iveco, Magneti Marelli and Teksid account for most of this gain. Fiat Auto's operating loss of 282 million euros, which was roughly unchanged from the second quarter of 2003, reflects the negative impact of programs to trim dealer inventories, the production shortfall caused by labor unrest at the Melfi plant, and higher R&D expenditures.

The loss before taxes totaled 346 million euros. In the second quarter of 2003, this figure had benefited from an extraordinary capital gain of 390 million euros on the sale of Toro Assicurazioni. Excluding this transaction, the loss before taxes reported in the second quarter of 2004 is smaller by 25 million euros than in the same period last year.

Consolidated net loss amounted to 457 million euros, larger than in the second quarter of 2003, when the bottom line included the gain earned on the divestiture of Toro Assicurazioni.

At June 30, 2004, the Group's liquidity (cash and marketable securities) amounted to just under 7 billion euros, about the same as at the beginning of the year, but 1.3 billion euros more than at March 31, 2004.

Consolidated gross indebtedness (financial payables and related accruals and deferrals) totaled 22.4 billion euros, or 0.6 billion euros more than at March 31, 2004. On July 9, 2004, the Group used available liquidity to redeem the outstanding bonds exchangeable into General Motors shares that were presented for redemption. The total amount was US$1.67 billion.

Net indebtedness of the Group's industrial operations totaled 5.9 billion euros, virtually unchanged from the end of March 2004.

At June 30, 2004, the Group's net financial position was a negative 4.25 billion euros, compared with 4.41 billion euros at March 31, 2004. This improvement was due in part to a reduction in working capital requirements made possible by an increase in the amount of trade receivables sold, which grew from 6.2 billion euros to 6.6 billion euros. At December 31, 2003, the amount of trade receivables sold was 6.8 billion euros.

Automobiles

Fiat Auto had revenues of 5.2 billion euros, up slightly (+2.6%) from the second quarter of 2003.
The operating loss of 282 million euros was little changed (-1 million euros) from the same period last year. It reflects the impact of lower sales in Italy and the rest of Western Europe, where the Sector carried out programs to reduce dealer inventories. This drop could not be fully offset by higher margins on new models and sales increases elsewhere in the world. Moreover, the progress made in cutting product costs were offset by higher research and development expenditures and the production shortfall caused by labor unrest at the Melfi factory (over 50 million euros). The stoppage of these facilities for a period in April and May resulted in a production shortfall of about 40,000 cars.
Overall, Fiat Auto's unit sales increased by about 2% compared with the second quarter of 2003, and the Sector's market share improved to 7.2% in Western Europe (+0.3 percentage points compared with the same period last year) and 27.4% in Italy (+0.4 percentage points).

Agricultural and Construction Equipment

CNH booked revenues of 2.8 billion euros, or approximately 10% more than in the second quarter of 2003, despite the negative impact of the appreciation of the euro versus the U.S. dollar. When stated in U.S. dollars (the Sector's reporting currency) and on a comparable exchange rate basis, revenues show an even stronger gain of 15%. Higher unit sales and prices mainly accounted for the increase in revenues.
The Sector's operating income rose to 174 million euros (+54%). This sharp gain, which was achieved despite negative foreign exchange differences, was made possible by the combined impact of higher unit sales and prices, which more than offset increases in the cost of raw materials, steel in particular.
In the second quarter of 2004, sales of CNH's agricultural equipment were higher than in the same period last year, as increased shipments to customers in North and South America more than offset a contraction in Europe and the rest of the world. Sales of construction equipment were up in North America, Latin America and the rest of the world, with the exception of Europe.

Commercial Vehicles

Iveco reported revenues of 2.4 billion euros, or 11% more than in the second quarter of 2003. This improvement is mainly the result of a rise in unit sales.
The Sector's positive performance, which was confirmed by a sharp gain in operating income (102 million euros, compared with 20 million euros in the three months ended June 30, 2003), reflects an increase in unit sales, combined with the positive impact of higher prices and lower product costs.
In an environment of rapidly rising market demand (Western Europe +14%; Italy +24%), Iveco was able to retain its market share both in Europe (11.2%) and Italy (28.4%). The Sector shipped more than 30,000 units in Europe (a gain of more than 9% compared with the same period last year), of which 9,500 units in Italy (+17%).

Ferrari - Maserati

The Sector had revenues of 399 million euros in the second quarter of 2004. The increase of 17.4% over the same period last year reflects strong demand for Ferrari branded cars (unit sales up 14%) and rising shipments of Maserati models (+52%), which were buoyed by the success of the Quattroporte.
The appreciation of the euro versus the U.S. dollar (negative currency translation difference of about 15 million euros) and a sharp increase in R&D expenditures for new Maserati models are the main reasons for the operating loss of 12 million euros.
The order backlog is very strong, particularly for the Ferrari 612 Scaglietti and the Maserati Quattroporte, with orders already covering their entire 2004 production run.

Components

Magneti Marelli reported revenues of 1.1 billion euros, or about 280 million euros more than in the three months ended June 30, 2003. This increase was made possible by higher volumes and by a change in the scope of operations (+240 million euros), which now includes the Electronic Systems Division, consolidated in the second quarter of 2004 and effective as of January 1, 2004. Restated on a comparable consolidation basis, the Sector's revenues show a gain of 5%.

Operating income totaled 29 million euros. The gain of 16 million euros over the second quarter of 2003 reflects the positive impact of higher volumes, efficiency gains in materials purchasing, cost reductions and the change in the scope of operations.

Comau's revenues declined by 27% to 424 million euros. This decrease was caused mainly by the transfer to Fiat Auto and Fiat GM-Powertrain of the respective Dies and Service operations, as well as by a contraction in production activities due to the reduced order backlog booked in 2003, when North American customers curtailed their capital spending programs.
These cutbacks had a negative impact on the operating result, which, while still positive by 8 million euros, was 11 million euros less than the amount earned in the second quarter of 2003.
The order intake has since increased, reflecting an upturn in capital spending in North America.

Teksid revenues grew by 11% to 242 million euros. This gain was made possible by strong performances by the Cast Iron Business Unit (+16%, thanks to the economic upturn in North America) and the Magnesium Business Unit (+12%, aided by stable demand in North America and higher shipments in Europe).
The Sector's operating income totaled 10 million euros, or 6 million euros more than in the second quarter of 2003. This gain was made possible by higher volumes, which more than offset the negative impact of higher raw material prices and unfavorable currency translation differences.

Other Sectors

Business Solutions had revenues of 409 million euros. The decrease of 18% compared with the second quarter of 2003 was caused by a change in the scope of operations (sale of Fiat Engineering, offset in part by the consolidation of Atlanet as of January 2004). On a comparable basis, revenues were up 3% with respect to the second quarter of 2003.
In the three months ended June 30, 2004, the Sector's operating income increased to 9 million euros, or 4 million euros more than in the same period last year.

Itedi posted revenues of 119 million euros, up 19% from the second quarter of 2003. This improvement reflects a rise in advertising revenues and the success of promotional programs.
At 7 million euros, operating income was 4 million euros higher than in the second quarter of 2003.

Results for the First Six Months of 2004

Revenues grew to 23.5 billion euros. The increase of 1.3 billion euros (+6%) over the first half of 2003 was made possible by the gains achieved by the Group's main Sectors.

The operating loss narrowed to 140 million euros, an amount that is 403 million euros smaller (more than 70%) than the loss at June 30, 2003. This improvement reflects gains in operating income mainly at CNH, Iveco and Magneti Marelli and a decrease in the operating loss of Fiat Auto.

At 669 million euros, the consolidated net loss of normal operations decreased by 151 million euros compared with the first six months of 2003.

At June 30, 2004, the net financial position was negative by 4.25 billion euros, compared with a negative value of 3 billion euros at December 31, 2003. This change is due primarily to a seasonal increase in working capital requirements in the first quarter.

Outlook for the Rest of 2004

During the first six months of 2004, the Group operated in a business environment in which Europe, and Italy in particular, participated only to a limited extent in the upturn that characterized the global economy. Consequently, the Group's results for the second half of the year should benefit from any acceleration in the European growth rate.

As for the individual Sectors of the Group, Fiat Auto's performance should be aided by the contribution of its new models (new Fiat Multipla, Lancia Musa, Alfa Crosswagon Q4, Alfa Sportwagon Q4 and Fiat Panda 4x4), but automobile markets will continue to be characterized by intense competition and aggressive commercial policies.

The highly successful launch of several new products should enable CNH to report good sales results in the second half of the year as well. The same should be true for Iveco, which is operating in a favorable market environment and can count on a solid order backlog.

Overall, the Group will use the second half of the year to pursue, with determination, the path it has chosen to achieve improved profitability through cost reductions and higher margins.

The achievement of operating profitability in the second quarter of this year bolsters the Group's confidence in its ability to attain the goal of operating breakeven for 2004.

Turin, July 26, 2004

The results for the second quarter and first half, as well as the outlook for the rest of 2004, will be presented to the financial community at a meeting with financial analysts scheduled for 2 pm this afternoon in Balocco. Sergio Marchionne, Fiat's Chief Executive Officer, will host the meeting, which will be accessible through the Group's website: www.fiatgroup.com, where all relevant financial information will also be available.

Fiat Group Statement of Operations

1st Half 2004	1st Half 2003			2nd Quarter 2004	2nd Quarter 2003
Consolidated	Consolidated	Continuing Operations	(in millions of euros)	Consolidated	Consolidated	Continuing Operations
23,508	24,774	22,163	Net revenues	12,332	12,460	11,634
20,071	21,584	19,243	Cost of sales	10,450	10,738	10,007
3,437	3,190	2,920	Gross operating result	1,882	1,722	1,627
2,323	2,599	2,384	Overhead	1,174	1,254	1,179
912	916	893	Research and development	495	456	445
(342)	(42)	(186)	Other operating income (expenses)	(195)	(37)	(103)
(140)	(367)	(543)	Operating result	18	(25)	(100)
39	(42)	27	Investment income (expenses)	33	31	45
(123)	263	279	Non-operating income (expenses) (*)	(168)	226	241
(224)	(146)	(237)	EBIT	(117)	232	186
(183)	(424)	(512)	Financial income (expenses)	(229)	(145)	(167)
(407)	(570)	(749)	Income (loss) before taxes	(346)	87	19
262	167	71	Income taxes	111	125	82
(669)	(737)	(820)	Net result of normal operations	(457)	(38)	(63)
-	-	78	Result of intersegment equity investments	-	-	24
(669)	(737)	(742)	Net result before minority interest	(457)	(38)	(39)
(658)	(708)	N.A.	Group interest in net result	(464)	(27)	N.A.

(*) The 2003 figures for continuing operations include net gains on the disposal of discontinuing operations, amounting to 384 million euros for the second quarter of 2003 and to 487 million euros for the first half of 2003.

Revenues by Sector

1st Half 2004	1st Half 2003			2nd Quarter 2004	2nd Quarter 2003
Consolidated	Consolidated	Continuing Operations	(in millions of euros)	Consolidated	Consolidated	Continuing Operations
10,462	10,149	9,780	Automobiles (Fiat Auto)	5,197	5,221	5,067
5,059	4,800	4,800	Agricultural and Construction Equipment (CHN)	2,812	2,566	2,566
4,539	4,175	4,175	Commercial Vehicles (Iveco)	2,409	2,171	2,171
735	624	624	Ferrari - Maserati	399	340	340
1,982	1,611	1,611	Components (Magneti Marelli)	1,117	838	838
765	1,082	1,082	Production Systems (Comau)	424	580	580
466	439	439	Metallurgical Products (Teksid)	242	218	218
-	625	-	Aviation (FiatAvio)	-	324	-
-	1,654	-	Insurance (Toro Assicurazioni)	-	364	-
769	943	943	Services (Business Solutions)	409	498	498
221	190	190	Publishing and Communications (Itedi)	119	100	100
(1,490)	(1,518)	(1,481)	Miscellanea and Eliminations	(796)	(760)	(744)
23,508	24,774	22,163	Total for the Group	12,332	12,460	11,634

Operating Result by Sector

1st Half 2004	1st Half 2003			2nd Quarter 2004	2nd Quarter 2003
Consolidated	Consolidated	Continuing Operations	(in millions of euros)	Consolidated	Consolidated	Continuing Operations
(474)	(568)	(656)	Automobiles (Fiat Auto)	(282)	(234)	(281)
229	105	105	Agricultural and Construction Equipment (CHN)	174	113	113
147	22	22	Commercial Vehicles (Iveco)	102	20	20
(59)	(16)	(16)	Ferrari - Maserati	(12)	7	7
43	3	3	Components (Magneti Marelli)	29	13	13
(3)	(7)	(7)	Production Systems (Comau)	8	19	19
16	5	5	Metallurgical Products (Teksid)	10	4	4
-	53	-	Aviation (FiatAvio)	-	29	-
-	44	-	Insurance (Toro Assicurazioni)	-	1	-
15	17	17	Services (Business Solutions)	9	5	5
9	5	5	Publishing and Communications (Itedi)	7	3	3
(63)	(30)	(21)	Miscellanea and Eliminations	(27)	(5)	(3)
(140)	(367)	(543)	Total for the Group	18	(25)	(100)

Balance Sheet of the Fiat Group

(in millions of euros)		At 6.30.2004	At 3.31.2004	At 12.31.2003
■ ASSETS
Intangible fixed assets		3,694	3,730	3,724
- Intangible fixed assets		1,254	1,288	1,322
- Goodwill		2,440	2,442	2,402
Property, plant and equipment		9,465	9,590	9,675
- Property, plant and equipment		8,582	8,682	8,761
- Operating leases		883	908	914
Financial fixed assets		3,812	3,759	3,950
Financial receivables held as fixed assets	(*)	18	26	29
Deferred tax assets		1,850	1,841	1,879
Total Non-Current Assets		18,839	18,946	19,257
Net inventories (1)		6,455	6,625	6,484
Trade receivables		5,459	5,049	4,553
Other receivables		3,062	3,247	3,081
Financial assets not held as fixed assets		119	115	120
Finance lease contracts receivable	(*)	1,797	1,793	1,797
Financial receivables from others	(*)	9,511	9,984	10,750
Securities	(*)	3,271	2,449	3,789
Cash	(*)	3,655	3,182	3,211
Total Current Assets		33,329	32,444	33,785
Trade accruals and deferrals		422	389	407
Financial accruals and deferrals	(*)	333	433	386
■ TOTAL ASSETS		52,923	52,212	53,835

■ LIABILITIES AND STOCKHOLDERS' EQUITY
Stockholders' equity		6,942	7,420	7,494
- Stockholders' equity of the Group		6,297	6,766	6,793
- Minority interest		645	654	701
Deferred income tax reserves		236	213	211
Reserves for risks and charges		5,339	5,202	5,168
Reserves for employee severance indemnities		1,317	1,157	1,313
Long-term financial payables	(*)	13,810	15,166	15,418
Total Non-Current Liabilities and Stockholders' Equity		20,702	21,738	22,110
Trade payables		11,838	11,575	12,588
Other payables (1)		3,047	3,021	2,742
Short-term financial payables	(*)	8,177	6,187	6,616
Total Current Liabilities and Stockholders' Equity		23,062	20,783	21,946
Trade accruals and deferrals		1,365	1,347	1,329
Financial accruals and deferrals	(*)	852	924	956
■ TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		52,923	52,212	53,835

■ NET FINANCIAL POSITION	(*)	(4,254)	(4,410)	(3,028)

(1) To improve illustration of net inventories of contract work in progress, certain items for advances from customers for contract work, which were previously reported under "Other payables," were deducted from inventories at June 30, 2004. Consistently with this change, the value of "Net inventories" and "Other payables" at March 31, 2004 and December 31, 2003 were adjusted by 423 million euros and 428 million euros, respectively.
Inventories are shown net of advances received for contract work in progress (8,477 million euros at June 30, 2004, 8,499 million euros at March 31, 2004 and 8,876 million euros at December 31, 2003).

Net Financial Position by Activity Segment

At 12.31.2003				At 6.30.2004			At 3.31.2004
Consolidated	Industrial Activities	Financial Activities	(in millions of euros)	Consolidated	Industrial Activities	Financial Activities	Consolidated	Industrial Activities	Financial Activities
(22,034)	(11,531)	(10,503)	Financial payables net of intersegment activities	(21,987)	(12,179)	(9,808)	(21,353)	(10,939)	(10,414)
(593)	(416)	(177)	Accrued financial expenses	(505)	(423)	(82)	(568)	(475)	(93)
85	68	17	Prepaid financial expenses	105	83	22	80	62	18
3,211	3,121	90	Cash	3,655	3,574	81	3,182	3,104	78
3,789	3,670	119	Securities	3,271	3,087	184	2,449	2,313	136
(15,542)	(5,088)	(10,454)	Net Indebtedness	(15,461)	(5,858)	(9,603)	(16,210)	(5,935)	(10,275)

12,576	2,114	10,462	Financial receivables and lease contracts receivable	11,326	1,556	9,770	11,803	1,911	9,892
301	298	3	Accrued financial income	228	224	4	353	343	10
(363)	(65)	(298)	Deferred financial income	(347)	(49)	(298)	(356)	(57)	(299)

(3,028)	(2,741)	(287)	Net Financial Position	(4,254)	(4,127)	(127)	(4,410)	(3,738)	(672)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 26, 2004

FIAT S.p.A.

	BY:	/s/ Mario Rosario Maglione Mario Rosario Maglione Power of Attorney